Filed by Overture Services, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Overture Services, Inc.
Commission File No.: 000-26365

On September 17, 2003, Overture Services, Inc. sent a letter to certain stockholders regarding the proposed merger between Overture and Yahoo! Inc. The text of the letter follows.

OVERTURE SERVICES, INC.
74 North Pasadena Avenue, Third Floor
Pasadena, California 91103

September 17, 2003

Dear Fellow Stockholder:

We have previously sent to you proxy material for the Special Meeting of Overture Services, Inc. to be held on October 7, 2003. Your Board of Directors has unanimously recommended that stockholders vote in favor of the proposed merger with Yahoo! Inc.

Since approval of the merger requires the affirmative vote of holders of at least a majority of the outstanding shares of common stock, your vote is important, no matter how many or how few shares you may own. Whether or not you have already done so, please vote today by telephone, over the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

/s/ Ted Meisel

Ted Meisel President and Chief Executive Officer

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-877-456-3442.

REMEMBER:
You can now vote by telephone, or via the Internet.
Please call Innisfree at 877-456-3442 for assistance.

Additional Information

Yahoo! Inc. and Overture Services, Inc. have filed a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Yahoo! and Overture. Investors and security holders are urged to read these documents, and any amendment to these documents and the documents incorporated by reference into the filing because they contain important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Overture by contacting Overture Investor Relations at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103, 888-811-4686. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Yahoo! by contacting Yahoo! Investor Relations, 701 First Avenue, Sunnyvale, California 94089, 408-349-3300.

Yahoo! and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Overture in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the proxy statement/prospectus of Yahoo! and Overture described above. Additional information regarding the directors and executive officers of Yahoo! is also included in Yahoo’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 15, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Yahoo! by contacting Yahoo! Investor Relations at 701 First Avenue, Sunnyvale, California 94089, 408-349-3300.

Overture and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Overture in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the proxy statement/prospectus of Yahoo! and Overture described above. Additional information regarding these directors and executive officers is also included in Overture’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 18, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Overture by contacting Overture Investor Relations at Overture Investor Relations at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103, 888-811-4686.